# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BILL Holdings, Inc., CIK 0001786352
CUSIP: 090043100
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, California (CA), 95002
Date of event which requires filing of this statement: 09/05/2025
Amends the filing with accession number 0000921895-25-002532
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,597,782; shared voting power 0; sole dispositive power 4,597,782; shared dispositive power 0; aggregate amount beneficially owned 4,597,782 (4.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 681,182; shared voting power 0; sole dispositive power 681,182; shared dispositive power 0; aggregate amount beneficially owned 681,182 (0.7% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.2% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,712,590; shared voting power 0; sole dispositive power 1,712,590; shared dispositive power 0; aggregate amount beneficially owned 1,712,590 (1.7% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,639,900; sole dispositive power 0; shared dispositive power 8,639,900; aggregate amount beneficially owned 8,639,900 (8.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,639,900; sole dispositive power 0; shared dispositive power 8,639,900; aggregate amount beneficially owned 8,639,900 (8.5% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Benzur Liat (CIK 0002003709): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Disman Nancy (CIK 0001621493): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frank T. Young: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: BILL Holdings, Inc.
Address of issuer's principal executive offices: 6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, California (CA), 95002
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the shares of Common Stock, $0.00001 par value per share (the "Shares"), of BILL Holdings, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(iv) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(v) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard L GP;

(vi) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(vii) Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(viii) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(ix) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(x) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xi) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xii) Peter A. Feld, as a member of Principal GP, as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, and as a nominee for the Board of Directors of the Issuer (the "Board");

(xiii) Liat Ben-Zur, as a nominee for the Board;

(xiv) Nancy Disman, as a nominee for the Board; and

(xv) Frank T. Young, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2. The principal business address of Ms. Ben-Zur is 1920 104th Ave SE, Bellevue, Washington 98004. The principal business address of Ms. Disman is 57 Roundtree Drive, Melville, New York 11747. The principal business address of Mr. Young is 420 Prestwick Court, Alpharetta, Georgia 30005.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Ben-Zur is serving as Chief Executive Officer of LBZ Advisory LLC. The principal occupation of Ms. Disman is serving as Strategic Advisor of Shift4 Payments, Inc. ("Shift4 Payments"). The principal occupation of Mr. Young is serving as a Senior Advisor for Boston Consulting Group.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 to the Schedule 13D, attached thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 to the Schedule 13D, attached thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Messrs. Smith, Feld and Young and Mses. Ben-Zur and Disman are citizens of the United States of America. The citizenship of the persons listed on Exhibit 1 to the Schedule 13D, attached thereto, is set forth therein and is incorporated by reference in this Item 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 5, 2025, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Liat Ben-Zur, Nancy Disman, Peter A. Feld and Frank T. Young (collectively, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, technology, digital transformation, payment solutions, product development, private equity, consulting, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the fintech sector, including decades of experience as senior executives and directors of well-performing financial services, software and technology companies.

Liat Ben-Zur currently serves as the Chief Executive Officer and Managing Director of LBZ Advisory LLC, a consulting firm specializing in AI strategy, product-led growth, and digital transformation, since May 2023. Previously, Ms. Ben-Zur served as Entrepreneur in Residence ("EiR") of Storm Ventures, a venture capital firm, from April 2023 to June 2024. Ms. Ben-Zur served as Corporate Vice President of Consumer Services of Microsoft Corporation (NASDAQ: MSFT), a global technology company, from 2018 to May 2023. Prior to that, she served as Senior Vice President of Digital Transformation and IoT of Koninklijke Philips N.V. (NYSE: PHG), a multinational health technology company, from 2014 to 2018. From 1998 to 2014, Ms. Ben-Zur held various roles at Qualcomm Incorporated ("Qualcomm") (NASDAQ: QCOM), a global semiconductor and wireless technology company, including as Senior Director of Product Management of Qualcomm's Alljoyn business from 2012 to 2014, Senior Director, Head of QCT Developer Ecosystem from 2009 to 2012, and Director, Competitive Strategy from 2006 to 2009. Earlier in her career, she served as a hardware engineer for Teledata Communications, Inc., a wireless technology company, from 1997 to 1998, and as an Applications Engineer of Intel Corporation (NASDAQ: INTC), a multinational semiconductor manufacturer, in 1996. Currently, Ms. Ben-Zur serves as a director on the boards of several companies, including Compass Group PLC (LSE: CPG), a global contract foodservice company, since July 2024; Splashtop Inc., a software company providing secure remote work and IT support solutions, since January 2024; and Talkspace, Inc. (NASDAQ: TALK), a virtual behavioral healthcare company offering online therapy and psychiatry services, since December 2023. She has also served as an Advisory Board Member at WestRiver Group, an investment company that invests in early and growth stage businesses and concepts, since January 2024, Syndio Solutions, Inc., a workplace equity analytics platform, since December 2023, and Concord Music Group, a leader in music rights, publishing, and recordings, since November 2024. Previously, Ms. Ben-Zur served on the board of directors of Umicore S.A. (OTC: UMICF), a global materials technology and recycling company, from 2017 to April 2021. She also served on the board of numerous not-for-profit organizations, including AllSeen Alliance, a not-for profit open-source consortium focused on creating a universal framework for Internet of Things, where she was Founder and Chairwoman, from 2013 to 2014, and Tender Loving Canines Assistance Dogs, Inc., a nonprofit organization providing service dogs to people across the United States and Canada, where she served as Vice President of the board of directors, from 2010 to 2014. Ms. Ben-Zur earned an M.B.A. from the UCLA Anderson School of Management and a Bachelor of Science degree in Electrical Engineering from the University of California, Davis.

Nancy Disman has served as a Strategic Advisor and a member of the Board of Directors of Shift4 Payments (NYSE: FOUR), a provider of integrated payment processing and technology solutions, since August 2025. Ms. Disman previously served as Shift4 Payments' Chief Financial Officer, from August 2022 to September 2025, and as a director from June 2020 to August 2022. Previously, Ms. Disman served as Chief Financial Officer and Chief Administrative Officer of West Technology Group LLC (f/k/a Intrado Corporation), a provider of cloud-based technology and communications services, from 2017 to August 2022. Prior to that, Ms. Disman served as Chief Financial Officer and Chief Administrative Officer of the Merchant Acquiring Segment of Total System Services, Inc. ("TSYS") (formerly NYSE: TSS), a global provider of payment solutions, from 2016 to 2017, after serving as Chief Financial Officer of TransFirst Holdings, LLC, a merchant services provider in the credit card processing industry, prior to its acquisition by TSYS, from 2014 to 2016. Ms. Disman also served as Chief Financial Officer and Chief Operating Officer of Cynergy Data, LLC, a payment processing and technology company, from 2010 to 2013. From 1998 to 2010, Ms. Disman served in multiple senior roles at First Data Corporation (formerly NYSE: FDC), a global provider of payment and electronic commerce solutions, including serving as Senior Vice President and Chief Financial Officer of First Data USA and Senior Vice President and Chief Operating Officer of Retail & Alliance Services. Earlier in her career, she served as Audit Manager at Ernst & Young LLP, from 1992 to 1998. Ms. Disman has served as a member of the CNBC CFO Council, an invitation-only network of Chief Financial Officers, since March 2024. Previously, Ms. Disman served as a member of the Board of Directors of iCIMS, Inc., a cloud-based talent acquisition software platform, from May 2021 to August 2022, and as member of the Audit Committee of the Board of Managers of West Technology Group LLC, from 2017 to August 2022. Ms. Disman earned a B.S. in Business Administration and Accounting from the State University of New York at Albany and is a Certified Public Accountant in the State of New York.

Peter A. Feld has served as a Managing Member, Portfolio Manager and Head of Research of Starboard Value LP since April 2011. Prior to founding Starboard in 2011, Mr. Feld was a Managing Director and Head of Research at Ramius LLC for funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius in February 2005, Mr. Feld was an analyst in the Technology Investment Banking group at Banc of America Securities LLC.

Mr. Feld currently serves on the Board of Directors of Qorvo, Inc., a global semiconductor company, since August 2025. Previously, he served as a member of the boards of directors of Gen Digital Inc., a global leader dedicated to powering Digital Freedom through its family of consumer brands, from September 2018 to May 2025; Green Dot Corporation, a financial technology company, from March 2022 to October 2023; GCP Applied Technologies, Inc., a technology company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022; Magellan Health, Inc., a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022; AECOM, a multinational infrastructure firm, from November 2019 to June 2020; Marvell Technology Group Ltd., a storage, networking and connectivity semiconductor solutions company, from May 2016 to June 2018; The Brink's Company, a global leader in security-related services, from January 2016 to November 2017; Insperity, Inc., an industry-leading HR services provider, from March 2015 to June 2017; Darden Restaurants, Inc., a full-service restaurant company, from October 2014 to September 2015; Tessera Technologies, Inc. (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014; and Integrated Device Technology, Inc., a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a B.A. degree in Economics from Tufts University in 2001.

Frank T. Young currently serves as Senior Advisor to Boston Consulting Group, a global management consulting firm, a position he has held since March 2024, and has been self-employed as an independent consultant since April 2023, advising on merchant acquiring, integrated payments, embedded fintech, B2B SaaS, crypto/Web3 and new product and channel development. Mr. Young previously served as Chief Strategy Officer, Merchant Solutions of Global Payments Inc. (NYSE: GPN), a global fintech company, from January 2022 to March 2023, where he also held several roles of increasing responsibility, including President, Vertical Markets Software Solutions from September 2019 to January 2022; President, Integrated Payments and Vertical Markets from January 2019 to September 2019; Chief Product Officer from October 2017 to February 2019; and Senior Vice President, Global Product and Innovation from April 2015 to October 2017. Prior to that, Mr. Young served as Global Business Development Lead, Google Payments of Google Inc. (NASDAQ: GOOG), a global technology company, from 2011 to 2015. Earlier in his career, Mr. Young held executive positions with Qualcomm Incorporated (NASDAQ: QCOM), a multinational technology corporation; MasterCard Incorporated (NYSE: MA), a global technology and financial services company; Accenture plc (NYSE: ACN), a professional services company; and Chase Manhattan Bank, focusing on payments and financial technology. Mr. Young previously served on the Board of Directors of Comercia Global Payments, Entidad de Pago, S.L., a Spanish merchant acquiring and payment processing joint venture of CaixaBank, S.A. (BME: CABK) and Global Payments Inc., from 2017 to May 2023. Mr. Young also served as a member of the Board of Directors of Zone2Boost, S.L., a Barcelona-based fintech innovation incubator and joint venture of Global Payments Inc., CaixaBank, S.A., Visa Inc. (NYSE: V), and Ingenico Group S.A. (formerly Euronext Paris: ING), from 2017 to February 2024. Mr. Young earned an MBA from The Wharton School of the University of Pennsylvania and a BA in Economics from Rutgers College.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 5, 2025, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), (c) each of the Nominees (other than Mr. Feld) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Starboard and (d) Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Letter Agreements") with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees (other than Mr. Feld) has granted Messrs. Smith and Feld and Lindsey Cara a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies at the Annual Meeting (collectively, the "Powers of Attorney"). Such Powers of Attorney are attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Group Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Liat Ben-Zur, Nancy Disman and Frank T. Young, dated September 5, 2025.

99.2 - Form of Indemnification Letter Agreement.

99.3 - Form of Compensation Letter Agreement.

99.4 - Powers of Attorney

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (09/08/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (09/08/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (09/08/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (09/08/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (09/08/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (09/08/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (09/08/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (09/08/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (09/08/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (09/08/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (09/08/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (09/08/2025)
- Benzur Liat: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Liat Ben-Zur (09/08/2025)
- Disman Nancy: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Nancy Disman (09/08/2025)
- Frank T. Young: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Frank T. Young (09/08/2025)